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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                            ------------------------

                    CONNECTICUT GENERAL EQUITY PROPERTIES-I
                              LIMITED PARTNERSHIP
                            (NAME OF SUBJECT ISSUER)

                         EVEREST REALTY INVESTORS, LLC
                                    (BIDDER)

                               UNITS OF INTEREST
                         (TITLE OF CLASS OF SECURITIES)

                                      NONE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               W. ROBERT KOHORST

                         EVEREST REALTY INVESTORS, LLC,
                          3280 E. FOOTHILL BLVD., #320
                           PASADENA, CALIFORNIA 91107
                                 (818) 585-5920

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDER)

                            ------------------------

                                    COPY TO:

                            PETER J. TENNYSON, ESQ.
                             STEPHEN D. COOKE, ESQ.
                     PAUL, HASTINGS, JANOFSKY & WALKER LLP
                               SEVENTEENTH FLOOR
                             695 TOWN CENTER DRIVE
                       COSTA MESA, CALIFORNIA 92626-1924
                                 (714) 668-6200

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                           CALCULATION OF FILING FEE
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TRANSACTION VALUATION*: $4,316,125                    AMOUNT OF FILING FEE: $864

* For purposes of calculating the filing fee only. This amount assumes the purchase of 15,695 units of interest of the subject partnership for $275 per unit in cash. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.



AMOUNT PREVIOUSLY PAID: $864        FIILING PARTY: EVEREST REALTY INVESTORS, LLC


FORM OR REGISTRATION NO.: SCHEDULE 14D-1           DATE FILED: NOVEMBER 18, 1996

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                      INDEX TO EXHIBITS LOCATED AT PAGE 4

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                       AMENDMENT NO. 1 TO SCHEDULE 14D-1



     This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 filed with the Commission on November 18, 1996 by Everest Realty Investors, LLC, a California limited liability company (the "Purchaser") (the "Schedule 14D-1"), to respond to certain comments made on behalf of Connecticut General Equity Properties-I Limited Partnership, a Connecticut limited partnership (the "Partnership"), in the Partnership's Solicitation/Recommendation Statement on
Schedule 14D-9 filed with the Commission on or about December 2, 1996. As amended, this statement relates to the offer by the Purchaser to purchase up to 15,695 of the units of interest (the "Units") in the Partnership at $275 per Unit, less the amount of Distributions (as defined in the Offer to Purchase) per Unit, if any, made by the Partnership after any Distributions made after the distribution from operations for the third quarter of 1996 and before the date on which the Purchaser purchases the Units tendered pursuant to the Offer (as defined below) and less any Partnership transfer fees, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 1996, as it may be supplemented or amended from time to time (the "Offer to Purchase"), including by the Supplement Letter to Offer to Purchase, dated December 6, 1996 (the "Supplement"), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the "Letter of Transmittal," which, together with the Offer to Purchase and the Supplement, constitutes the "Offer"), to include the information set forth below. Capitalized terms used but not defined herein have the meaning given to them in the Schedule 14D-1 and the Offer to Purchase. The following items are amended as follows:



ITEM 10.  ADDITIONAL INFORMATION.



     Item 10(f) is hereby amended by adding the following:



          Reference is hereby made to the entire text of the Supplement, attached hereto as Exhibit 99.4, which is incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


     Item 11 is hereby amended by adding the following, which is attached hereto as an exhibit:



          99.4 Supplement Letter to Offer to Purchase, dated December 6, 1996.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          EVEREST REALTY INVESTORS, LLC

                                          By: EVEREST REALTY MANAGEMENT,
                                              LLC, Manager

                                          By:    /s/ W. ROBERT KOHORST
                                             -----------------------------------
                                                     W. Robert Kohorst
                                                         President


Dated: December 6, 1996


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                                 EXHIBIT INDEX


EXHIBIT NO.                             DESCRIPTION
-----------                             -----------
  99.4         Supplement Letter to Offer to Purchase, dated December 6, 1996


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